SpeechSwitch, Inc.
                                 750 Highway 34
                            Matawan, New Jersey 07747



                                          November 23, 2005


VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Daniel Lee

      Re:   SpeechSwitch, Inc.
            Registration Statement on Form SB-2
            SEC File No. 333-128732
            -----------------------------------

Ladies and Gentlemen:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, SpeechSwitch, Inc. (the "Company") hereby applies for the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-128732, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on September 30, 2005 and has not been declared effective and no securities have been sold in connection with the offering.

      The withdrawal is being sought at the request of the Commission upon notification from the Commission that the Company's private placement must be completed and that a new registration statement should be filed with respect to the offering. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

      The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

      If you have any questions concerning our request for withdrawal, please call Marilyn Feuer of Kramer Levin Naftalis & Frankel LLP, our counsel, at (212) 715-9149. Please provide a copy of the Order consenting to this withdrawal to Ms. Feuer by facsimile at (212) 715-8000.



                                    Respectfully submitted,

                                    SPEECHSWITCH, INC.

                                    By: /s/ Bruce R. Knef
                                       --------------------------------
                                       Name:  Bruce R. Knef
                                       Title: President and CEO


cc: Marilyn Feuer